FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros Los Gatos,
California 95032

Item Two - Date of Material Change

September 13, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On September 13, 2002, NovaGold Resources Inc. reported results from the recently initiated exploration program at the Rock Creek gold deposit in Nome, Alaska

Item Five - Full Description of Material Change

On September 13, 2002, NovaGold Resources Inc. reported results from the recently initiated exploration program at the Rock Creek gold deposit in Nome, Alaska

The 2002 trench program was initiated and completed in August. It is part of a multi-staged program designed to expand the gold resource as defined in the March 14, 2000 Resource Estimate and to conduct core drilling within the modeled pit boundaries so as to increase confidence in the higher-grade “Albion Zone” heart of the deposit. Core drilling is scheduled to start September 20 and continue upgrading the higher grade core of the deposit to the Measured and Indicated categories.

Rock Creek New Trench Results Highlights Table

		Length	Gold	Length	Gold	Type	Area	Objective
Trench ID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)
RKT-101	0 to 6	6	3.74	19.7	0.11	Channel	Albion	In-fill
	43 to 51	8	2.88	26.3	0.08	Channel	Sheeted veins	In-fill
RKT-103*	46 to 49	3	1.29	6.6	0.04	Channel	Sheeted veins	In-fill
	55 to 56	1	10.42	3.3	0.30	Channel	Albion	In-fill
RKT-104	30 to 42	12	5.12	39.4	0.15	Channel	Albion	Step-out
Including	36 to 38	1	24.99	3.3	0.73	Channel	Albion	Step-out
RKT-107*	4 to 6	2	1.12	6.6	0.03	Channel	Walsh	Exploration
RKT-109*	4 to 5	1	6.31	3.3	0.18	Channel	Albion	In-fill
RKT-110	12 to 17	5	2.64	16.4	0.08	Channel	Albion	In-fill
	47 to 49	2	1.32	6.6	0.04	Channel	Sheeted veins	In-fill
RKT-112*	5 to 7	2	1.62	6.6	0.05	Channel	Albion	In-fill

* Preliminary assays, final assay pending.

The High-grade gold mineralization intercepted in trench RKT-104 is located over 130 meters southwest of the currently drilled resource. This intercept is open at depth and to the southwest. Also sampling at the end of Trench RKT-111, located more than 40 meters northeast of the modeled pit limit showed highly anomalous gold and trace-element geochemistry consistent with peripheral Albion zone mineralization.

A formatted Adobe PDF map showing the Rock Creek trench results is available on the NovaGold website at:
http://www.novagold.net/i/pdf/NovaGoldRockCkMapSept132002.pdf

All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Environmental baseline studies are underway in anticipation of requirements for permitting of production. The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration for NovaGold Resources. Exploration on the Rock Creek Project is being funded by TNR Resources Ltd. who will contribute US$10 million toward exploration and development within the next 3 years to bring the project to production and earn a 49.9% interest in the project.

The Rock Creek Gold Project is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from nearby stream and beach placer deposits. The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio.

In other company news, Rick Van Nieuwenhuyse, President of NovaGold Resources Inc. announced today that Alex Morrison, Chief Financial Officer of NovaGold will be stepping down from his position as Chief Financial Officer to pursue other interests. Mr. Morrison will remain with the Company in a consulting role to assist with transition of his responsibilities. NovaGold has engaged a chartered accountant to fulfill the controller responsibilities for the Company during this time. The management of NovaGold extends thanks to Mr. Morrison and wishes him success in his future endeavors.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 16th day of September, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Gold Zone Expanded at Rock Creek

September 13th, 2002, Vancouver – NovaGold Resources Inc. is pleased to report results from the recently initiated exploration program at the Rock Creek gold deposit in Nome, Alaska.

The 2002 trench program was initiated and completed in August. It is part of a multi-staged program designed to expand the gold resource as defined in the March 14, 2000 Resource Estimate and to conduct core drilling within the modeled pit boundaries so as to increase confidence in the higher-grade “Albion Zone” heart of the deposit. Core drilling is scheduled to start September 20 and continue upgrading the higher grade core of the deposit to the Measured and Indicated categories.

Rock Creek New Trench Results Highlights Table

		Length	Gold	Length	Gold	Type	Area	Objective
Trench ID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)
RKT-101	0 to 6	6	3.74	19.7	0.11	Channel	Albion	In-fill
	43 to 51	8	2.88	26.3	0.08	Channel	Sheeted veins	In-fill
RKT-103*	46 to 49	3	1.29	6.6	0.04	Channel	Sheeted veins	In-fill
	55 to 56	1	10.42	3.3	0.30	Channel	Albion	In-fill
RKT-104	30 to 42	12	5.12	39.4	0.15	Channel	Albion	Step-out
Including	36 to 38	1	24.99	3.3	0.73	Channel	Albion	Step-out
RKT-107*	4 to 6	2	1.12	6.6	0.03	Channel	Walsh	Exploration
RKT-109*	4 to 5	1	6.31	3.3	0.18	Channel	Albion	In-fill
RKT-110	12 to 17	5	2.64	16.4	0.08	Channel	Albion	In-fill
	47 to 49	2	1.32	6.6	0.04	Channel	Sheeted veins	In-fill
RKT-112*	5 to 7	2	1.62	6.6	0.05	Channel	Albion	In-fill
* Preliminary assays, final assay pending.

The High-grade gold mineralization intercepted in trench RKT-104 is located over 130 meters southwest of the currently drilled resource. This intercept is open at depth and to the southwest. Also sampling at the end of Trench RKT-111, located more than 40 meters northeast of the modeled pit limit showed highly anomalous gold and trace-element geochemistry consistent with peripheral Albion zone mineralization.

A formatted Adobe PDF map showing the Rock Creek trench results is available on the NovaGold website at: http://www.novagold.net/i/pdf/NovaGoldRockCkMapSept132002.pdf

All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Environmental baseline studies are underway in anticipation of requirements for permitting of production. The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration for NovaGold Resources. Exploration on the Rock Creek Project is being funded by TNR Resources Ltd. who will contribute US$10 million toward exploration and development within the next 3 years to bring the project to production and earn a 49.9% interest in the project.

The Rock Creek Gold Project is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from nearby stream and beach placer deposits. The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio.

In other company news, Rick Van Nieuwenhuyse, President of NovaGold Resources Inc announced today that Alex Morrison, Chief Financial Officer of NovaGold will be stepping down from his position as Chief Financial Officer to pursue other interests. Mr. Morrison will remain with the Company in a consulting role to assist with transition of his responsibilities. NovaGold has engaged a chartered accountant to fulfill the controller responsibilities for the Company during this time. The management of NovaGold extends thanks to Mr. Morrison and wishes him success in his future endeavors.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net